Exhibit (a)(12)


        HOREJSI TRUSTS RESPOND TO OPPOSITION BY THE BOARD OF DIRECTORS TO
                      THEIR TENDER OFFER FOR SHARES OF THE
                 NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.


BOULDER, CO., October 1, 2004 - The Lola Brown Trust No. 1B and the Ernest Horejsi Trust No. 1B ("Horejsi Trusts") announced today their response to the decision by the Board of Directors of Neuberger Berman Real Estate Income Fund Inc. (NYSE: NRL) to oppose the Trusts' tender offer for shares of the Fund. The Trusts initiated their tender offer on September 10, 2004, offering to purchase up to 1,825,000 shares of the Fund's common stock at a price of $19.89 per share net to the seller in cash. On September 23, 2004 the Fund's Board announced its opposition to the Trusts' tender offer, and described a series of steps designed to defeat the offer, including issuing shares of the Fund's common stock to its sub-adviser, relying on that issuance to subject the Fund and the Trusts to two anti-takeover statutes under Maryland law (the fund is incorporated in
Maryland), authorizing a self tender for up to 943,704 shares at a price of $20.00 per share, adopting a stockholder rights agreement (commonly known as a "poison pill") and authorizing litigation against the Trusts to prevent the consummation of the offer.

The Trusts announced today that they intend to vigorously defend the lawsuit announced by the Fund's Board, and that they are also currently evaluating the commencement of litigation, either in connection with the Fund's suit against the Trusts or in separate litigation, against the Fund, its Board and/or potentially other defendants to prevent the implementation of the poison pill and to declare the Maryland takeover statutes inapplicable to the Trusts and their tender offer. The Trusts noted that the adoption of the "poison pill" will make it financially impossible for the Trusts to consummate their tender offer, and the combination of the sale of shares to the Fund's sub-adviser and the application of one of the Maryland anti-takeover statutes will prohibit the Trusts from voting Fund shares acquired in the offer absent subsequent approval of those voting rights by Fund shareholders. The Trusts announced that they do not expect to consummate their offer unless they are successful in obtaining a court ruling against the poison pill and the application to the Trusts of the Maryland anti-takeover statute. The Trusts also indicated that they may choose to bring claims against the Fund's Board, either in connection with the Fund's suit against the Trusts or in separate litigation, alleging that certain actions taken by the Board in response to the Trusts' offer constitute a breach of fiduciary duty and/or a violation of federal securities laws, if the Trusts determine that a sufficient basis exists to support those claims.

To provide additional time for the Trusts to formulate and execute on their response to the Board's actions and to provide Fund shareholders with additional time to consider the Board's actions and the Trusts' response, the Trusts today extended the expiration date for the offer by one week, to Midnight on Friday, October 15, 2004.

The Trusts intend to supplement their Offer to Purchase and amend their tender offer statement on file with the Securities and Exchange Commission as soon as practicable to reflect their response to the Board's opposition, their extension of the expiration date for the offer and other relevant information.

Each security holder of Neuberger Berman Real Estate Income Fund Inc. should read the tender offer statement filed with the Securities and Exchange Commission by the Lola Brown Trust No. 1B and the Ernest Horejsi Trust No. 1B and other relevant documents filed with the Securities and Exchange Commission because they contain important information about the tender offer. Security holders of Neuberger Berman Real Estate Income Fund Inc. can obtain the tender offer statement and other documents that are filed with the Securities and Exchange Commission for free on the Securities and Exchange Commission's web site at http://www.sec.gov.